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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                        For the Month of September 2000


                                MIND C.T.I. LTD.
                            -----------------------
                (Translation of Registrant's Name into English)


       Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692
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                   (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


                   Form 20-F....X...      Form 40-F .......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes .......        No ....X...

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


________________________________________________________________________________
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          Attached to the Registrant's Form 6-K for the month of September 2000 and incorporated herein by reference is the Registrant's press release dated September 6, 2000.
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                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MIND C.T.I. LTD.
                                        (Registrant)



                                        By:  /s/  Monica Eisinger
                                             -----------------------------
                                             Monica Eisinger
                                             President

Dated: September 6, 2000